January 9, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	NaviSite, Inc.
Registration Statement on Form S-3
Filed November 23, 2007
File No. 333-147608
Form 10-K for Fiscal Year Ended July 31, 2007
Filed November 13, 2007
Definitive Proxy on Schedule 14A
Filed November 9, 2007
File No. 0-27957
Ladies and Gentlemen:
On behalf of NaviSite, Inc. (the “Company”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 20, 2007 to Ms. Monique Cormier, the Company’s General Counsel.
These responses set forth below have been organized in the same manner in which the Staff’s comments were organized.
All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with its counsel, BRL Law Group LLC.
Registration Statement Form S-3
Incorporation of Certain Information by Reference, page 29
COMMENT 1. Please revise to incorporate by reference Form 10-Q for the period ended October 31, 2007.
RESPONSE:

The Company acknowledges that it will revise the Registration Statement in response to the Staff’s comment.
Form 10-K for Fiscal Year Ended July 31, 2007
Critical Accounting Policies, page 30
COMMENT 2. Please revise your disclosure to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In preparing your revised disclosure, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. The quantitative disclosure should include, to the extent material, information about your provisions and allowances for doubtful accounts receivable, lease abandonment costs, impairment losses, share-based compensation and income tax contingencies. Also, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.
RESPONSE:
The Company will revise its disclosure in its next quarterly report on Form 10-Q to reflect the enhanced disclosure noted in Attachment A hereto.
Financial Statements, page F-1
COMMENT 3. Please disclose comprehensive income and its components in a financial statement that is displayed with the same prominence as the other financial statements. Refer to paragraph 22 of SFAS 130.

RESPONSE:
Appendix B of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Comprehensive Income” includes an example that the Company has utilized in order to comply with SFAS 130 whereby the Company discloses changes in other comprehensive income and comprehensive income. Historically, the Company has disclosed the changes in comprehensive income that are not included in net loss as a component of the changes in accumulated other comprehensive income in its consolidated statement of changes in stockholders’ equity (deficit). The Company has not historically expressly disclosed comprehensive income separately as the amount of other comprehensive income has not been qualitatively or quantitatively material in relation to the Company’s reported net loss, and therefore not materially different from reported net loss. For the years ended July 31, 2007, 2006 and 2005, respectively, other comprehensive income has totaled 0.7%, 0.3% and 0.9% of the reported net loss. Should other comprehensive income become more material in the future, the Company will separately disclose comprehensive income within its consolidated statement of changes in stockholders’ equity (deficit).
Consolidated Balance Sheets, page F-3
COMMENT 4. To the extent restricted funds are to be used to acquire non-current assets or to liquidate long-term liabilities, please tell us your basis for classifying restricted cash as a current asset. Refer to Chapter 3 of ARB 43.
RESPONSE:
At July 31, 2007, the Company reported approximately $13.7 million of restricted cash as a current asset. Of this total, approximately $8.7 million related to cash restricted under the original terms of the Company’s new senior secured credit facility dated June 8, 2007 to be utilized for data center expansion and upgrades, and approximately $5.0 million related to cash held in an escrow account under the requirements of a settlement agreement reached with the secured creditors of the AppliedTheory Estate. In determining the classification of the amounts as current assets, the Company referenced Chapter 3 “Working Capital” of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins” (“ARB 43”), which sets forth criteria used to determine which items should be classified as current or non-current.
The approximately $5.0 million of cash restricted for purposes of payment to the AppliedTheory Estate was classified as a current asset consistent with the classification of the notes payable to the AppliedTheory Estate that is classified at July 31, 2007 as a current liability. The notes payable to the AppliedTheory Estate became due and payable in June 2006 and will be paid pursuant to a settlement agreement with the secured creditors of the AppliedTheory Estate, once approved by the bankruptcy court. ARB 43 Footnote 1 notes that when restricted funds are maintained “. . . where such funds are considered to offset maturing debt which has properly been set up as a current liability, they may be included within the current asset classification.” Since the AppliedTheory Estate debt is properly classified as a current liability, the cash maintained in escrow pursuant to the settlement agreement has been classified as a current asset in accordance with ARB 43.
The approximately $8.7 million of cash restricted as to use by the Company’s senior secured credit facility was classified as current at July 31, 2007 in accordance with paragraphs 4 and 5 of ARB 43. Paragraph 4 of ARB 43 defines a current asset as that which is “. . . reasonably expected to be realized in cash . . . or consumed during the normal operating cycle of the business.” Paragraph 5 of ARB 43 states that “[W]here a particular business has no clearly defined operating cycle, the one year rule should govern.” In the Company’s case, the Company believes that it does not have a clearly defined operating cycle, and the Company therefore followed the one year rule in determining use of assets as it pertains to current vs. non-current classification. At July 31, 2007, the Company fully intended for the cash funded under its senior secured facility dated June 8, 2007 and originally restricted for use related to data center expansion and upgrade, to be expended by July 31, 2008.
In addition, the Company considered the guidance provided by paragraph 6 of ARB 43 which states that cash should be excluded from current assets if it is “. . . restricted as to withdrawal or use for other than current operations . . . ” or cash that is “. . . designated for expenditure in the acquisition or construction of non-current assets . . .”. In this context, the Company notes that at the date of the financial statements (July 31, 2007), it was uncertain how and where the funds to be utilized for data center expansion would be expended, i.e. which data center and in what manner, i.e. upgrade vs. expansion, with the respective accounting treatments for each therefore also uncertain at that time. As a result, the Company concluded that the proper treatment was to classify this amount as current given that it was expected to be expended within twelve months from the date of the financial statements, or July 31, 2008. In August 2007, the Company requested and received a waiver from its senior secured lending group which waived the requirement to use these funds for data center expansion or upgrades, and permitted us to use these funds for the acquisition of Jupiter Hosting Inc. and the assets of Alabanza LLC and Hosting Ventures LLC (all of which were acquired by us in August 2007). The assets acquired and liabilities assumed in these transactions were a combination of current and long-term assets and liabilities. Note 18 (subsequent events) to the Company’s July 31, 2007 consolidated financial statements discloses the amendment to the Company’s senior secured credit facility and the Company’s use of the cash originally restricted by the terms of the facility for data center expansion and upgrade, to partially fund these acquisitions.
Similar to an instance under FASB No. 6 in which a short-term obligation may be classified as long-term if the obligation is refinanced on a long-term basis after the balance sheet date but before the balance sheet is issued, in this case, the restriction to utilize the funds for data center expansion or upgrades was waived shortly after the balance sheet date but prior to when the balance sheet was issued. Thus, the Company concluded that the classification of this restricted cash balance as a current asset at July 31, 2007 was appropriate, as the restriction as to the use of the funds solely for data center expansion or upgrades was waived before the financial statements were issued.

Note Payable to Atlantic Investors, LLC, page F-22
COMMENT 5. Please tell us how you accounted for the April 2006 amendments and restatements of your loan agreement with Atlantic Investors, LLC. Also tell us the authoritative guidance you relied on in determining the proper accounting. Refer to EITFs 96-19, 05-7 and 06-6, as applicable.
RESPONSE:
In April 2006, the Company entered into an Amended and Restated Loan Agreement (the “Amendment”) with Atlantic Investors LLC (“Atlantic”). In connection with the Amendment, the amount of the commitment to the Company from Atlantic was reduced from $10.0 million to $3.7 million, which represented the principal and interest outstanding at April 11, 2006, the date of the Amendment. In addition to amending the principal amount of the note, Atlantic agreed (i) to subordinate its note to the debt with Silver Point Finance LLC which was closed on the same date and (ii) to a modification from payment being on Atlantic’s demand to payment due on April 11, 2011. In exchange, Atlantic was granted a conversion option at $2.81 per share.
The Amendment was accounted for as a modification of the debt in accordance with Emerging Issues Task Force Issue 96-19 (“EITF 96-19”), “Debtor’s Accounting for a Modification or Exchange of Debt Instruments.” In addition to consideration of EITF 96-19, the Company reviewed Emerging Issues Task Force Issue 05-07 “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues”. The Company noted that at its March 28, 2006 Board meeting, the Board ratified the modification to the consensus in Issue 05-7 by adding a paragraph to clarify that the consensus in Issue 05-7 also applies to a modification of a debt instrument that either adds or eliminates an embedded conversion option that is not bifurcated from its host contract pursuant to Statement 133. EITF 06-06 was not ratified at the time of the transaction, and therefore not applicable.
In accordance with EITF 96-19 and Issue 05-7, the Company determined that the pertinent changes to the debt instrument to evaluate were the extension of the maturity date and the addition of an at-market conversion feature (as determined by reference to the measurement date). The Company analyzed whether the modifications were “substantial” as described in EITF 96-19 and should result in the Amendment being accounted for as an extinguishment.
EITF 96-19 indicates that a modification is considered substantial when:
From the debtor’s perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows (including changes in the fair value of an embedded conversion option upon modification of a convertible debt instrument) under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument.
EITF 96-19 also provides guidance relative to calculating the present value of the cash flows for applying the 10% test. The following are the excerpts of this guidance relative to NaviSite’s amendment of the Atlantic note:
1.	The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification.

2.	If the debt instrument contains an embedded conversion option, the change in the fair value of the embedded conversion option that results from a modification of the debt instrument should be included in a manner that is similar to the manner in which a current period cash flow would be included.

3.	The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument.
The impact of the change in the maturity date is not relevant to the present value of the cash flows. As the effective interest rate of the original debt instrument should be utilized as the discount rate to perform the present value calculations (in accordance with EITF 96-19), and the effective interest rate does not change, there is no change in cash flows resulting from a change in the maturity date.
The conversion option provided Atlantic the right to convert only if, after 90 days, Silver Point had not exercised its right to invest an additional amount of approximately $3.7M to pay down the outstanding Atlantic debt, including accrued interest. Note that Silver Point had this as a priority right. Atlantic’s conversion option had limited value as its ability to exercise the option was predicated on the decision of a third party. At the time of the Amendment, the Company made the determination based on the facts present that there was a high degree of probability that Silver Point Finance LLC would decide to invest the additional capital (in the form of debt) necessary for the Company to pay down the Atlantic debt. In addition to management’s judgment, the Company obtained assistance from a third party valuation firm to assist in the determination that the conversion option had little to no value.
Based on the Company’s analysis and review of EITFs 96-19, 05-07 and 06-06, the Company concluded that the Amendment should be accounted for as a modification to the debt in accordance with EITF 96-19 and accounted for it accordingly. The Company noted the following in its conclusion:
•	The Atlantic debt features, term, rate, etc. were principally the same before and after the Amendment; and

•	The conversion option that was added was not considered material either on a qualitative basis or quantitative basis.
Derivative Instruments, page F-23
COMMENT 6. With reference to the authoritative accounting literature you considered and relied on, please tell us why you accounted for the pre-payment penalty on the Silver Point Debt as an embedded derivative requiring bifurcation and separate accounting from the underlying loan. Also tell us the basis in GAAP for your accounting for the pre-payment penalty during the periods the underlying loan was outstanding and upon extinguishment of the underlying loan.
RESPONSE:
In April 2006, the Company entered into a senior secured loan agreement with Silver Point Finance under which the Company borrowed $70.0 million. In connection with the borrowing, the Company also issued warrants to Silver Point to purchase shares in NaviSite aggregating 3,514,933 shares at an exercise price of $0.01 per share, representing 10% of the fully diluted stock of the Company at that time. The warrants were valued using the Black-Scholes option-pricing model and accounted for as a discount to the loan in an amount of $9.1 million, or approximately 13% of the loan value. The loan also contained a pre-payment penalty which required the Company to pay a fee ranging from 8% to 1% depending on the timing of any loan prepayment. This pre-payment penalty applied to certain mandatory put provisions in the loan agreement, which were contingent upon the occurrence of future events.
Based on the guidance of SFAS 133 paragraph 12, the Company determined that the debt instrument was the host contract and the contingent put provisions noted above met the definition of a derivative instrument. To make the determination whether the loan contained an embedded derivative that required bifurcation, the Company relied upon the guidance in SFAS 133 and SFAS 133 Appendix A.
SFAS 133 states that “an embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to SFAS 133 if and only if all of the following criteria are met:
a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract. Additional guidance on applying this criterion to various contracts containing embedded derivative instruments is included in Appendix A of this Statement.
b. The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c. A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150.
The Company determined that the put provisions noted above met the requirements of paragraph 12(b), as the hybrid instrument would not be remeasured at fair value under other GAAP, and 12(c), as the put options contained an underlying and notional amounts, there was no initial net investment associated with the puts, and under DIG 38 the potential settlement of NaviSite’s obligation to the creditor that would occur upon exercise of the put option met the net settlement criterion in paragraph 9(a). NaviSite would not receive an asset when the obligation is settled in conjunction with the put options and nor do the creditors receive an asset associated with the underlying, thus the net settlement criterion in paragraph 9(a) was met. The Company then analyzed paragraph 61(d) of FAS 133 Appendix A and DIG Issue No. B16 for additional guidance on paragraph 12(a) to determine whether the embedded derivative was clearly and closely related to the debt host contract.
Paragraph 61(d) of FAS 133 states that “Call options (or put options) that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both (1) the debt involves a substantial premium or discount (which is common with zero-coupon bonds) and (2) the put or call option is only contingently exercisable, provided the call options (or put options) are also considered to be clearly and closely related to the debt host contract under paragraph 13. Thus, if a substantial premium or discount is not involved, embedded calls and puts (including contingent call or put options that are not exercisable unless an event of default occurs) would not be separated from the host contract.”
The Company determined that the debt did involve a substantial discount due to the value of the warrants issued in connection with the borrowing arrangement, which represented an approximate 13% discount between the face value of the note and the amount allocated to the debt instrument. Additionally, the put options were contingently exercisable, and would accelerate the repayment of the contractual principal balance, as the prepayment would be mandatory if the contingent event occurs. Therefore, the embedded put options were considered not clearly and closely related to the debt host contract, and thus, were accounted for under the provisions of paragraph 61(d) of SFAS 133. As such, paragraph 12(a) of SFAS 133 was met, and the embedded put derivative was separated from the host contract and accounted for as a derivative instrument.
FAS 133 states that “for a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change”. Therefore, the Company revalued the embedded derivative each reporting period and recorded the gain or loss in earnings during each reporting period. Upon the extinguishment of the Silver Point debt in June 2007, the derivative instrument associated with the embedded put options no longer existed, as the Silver Point debt was repaid in full, and, therefore the fair value attributable to the derivative was recorded in earnings.
Stockholders’ Equity, page F-29
COMMENT 7. Please disclose the significant assumptions used to value the warrants issued in connection with the Silver Point borrowings. Also tell us and revise your disclosure to more clearly explain whether the proceeds of the borrowings were allocated to the notes and the warrants based on relative fair values. Refer to APB 14.
RESPONSE:
The Company will revise its disclosure, in substantially the following format, in its future reports on Forms 10-Q and 10-K in response to the Staff’s comment.
The fair value of the warrants was determined using the Black-Scholes option-pricing model with the following assumptions:

	Warrants Issued:
	April 2006	February 2007

Expected life (in years)	10	10
Expected volatility	101.21%	105.96%
Expected dividend rate	0.00%	0.00%
Risk-free interest rate	4.44%	4.58%
The proceeds of the borrowings from Silver Point in April 2006 and February 2007, were allocated to the debt and the warrants by measuring each components’ relative fair value. The debt agreements were entered into at market value, and as such, the difference between the total proceeds received and the fair value of the warrants represented both the residual and relative fair value of the debt. Therefore, the debt and equity components of the arrangement were recorded at their relative fair values. The fair value of $9.1 million and $2.2 million for the warrants issued in April 2006 and February 2007, respectively, was recorded as additional paid-in capital and as a discount to the loan amount in our Consolidated Balance Sheets upon issuance. The loan discount amounts were being amortized into interest expense over the five-year term of the Credit Facility.
Related Party Transactions, page F-33
COMMENT 8. Please disclose the nature of the relationship with ClearBlue Technologies (UK) Limited. Refer to paragraph 2.a of SFAS 57.
RESPONSE:
The Company will revise its disclosure, in substantially the following format, in its future reports on Forms 10-Q and 10-K in response to the Staff’s comment.
ClearBlue Technologies (UK) Limited is controlled by the Company’s Chairman of the Board of Directors.

Definitive Proxy on Schedule 14A
Compensation Discussion and Analysis, page 13
COMMENT 9. We note that you attempt to set compensation in part on pay practices of “other companies whose business and financial condition are similar to that of NaviSite’s.” It appears that you engage in benchmarking and your compensation consultant has developed a data source for comparative purposes. In this regard, please identify the components of your benchmark including the names of the “other companies whose business and financial condition are similar to that of NaviSite’s.” pursuant to Item 402(b)(2)(xiv).
RESPONSE:
Benchmark data was used by the Governance, Nominating and Compensation Committee (the “GNC Committee”) of the Company’s Board of Directors to review and to help determine the appropriate amount of each executive officer’s compensation. Benchmark companies were selected by the Company’s compensation consultant, and are referred to as the “Peer Group”. The companies in the Peer Group were selected to reflect similar business product and service, similar size, targeted customer segments and the markets for executive talent most applicable to the Company. The GNC Committee used the companies in the Peer Group to verify and determine competitive pay levels for the Company’s executive officers. The companies in the Peer Group were: Art Technology Group, Inc., Diamond Management & Technology Consultants, Inc., Infocrossing, Inc., Internap Network Services Corporation, Limelight Networks, NEON Communications Group, Inc., Opsware, Inc., Perficient, Inc., Quovadx, Inc., RCM Technologies, Inc., Switch & Data Facilities Company, Inc. and Vignette Corporation.
The GNC Committee examined the range of benchmark company data for each executive officer’s position. The benchmark data examined was: (i) annual run rate (run rate is equal to the number of stock options and full-value shares granted divided by the number of shares of common stock outstanding; the Company’s annual run rate was 6.4% while the Peer Group’s median run rates have decreased from 6.1% to 3.6% over the past 3 years, placing the Company above the Peer Group 75th percentile); (ii) annual grant value as a percent of market capitalization (the Company’s annual grant value as a percent of market capitalization was 2.5% and is approximately at the Peer Group’s 50th percentile); (iii) total stock option overhang (the Company has a total overhang of 30.3% while the Peer Group’s median stock option overhang is 22.2%, placing the Company above the Peer Group 75th percentile); (iv) value dilution (the Company’s value dilution is at the Peer Group 22nd percentile); (v) total value of unvested shares and options granted in the last 3 years (the estimated value of the Company’s overhang is above the Peer Group 75th percentile); (vi) stock-based compensation expense (accounting cost attributed/recognized in the most recent year) on a pre-tax basis as a percentage of revenue and market capitalization; (vii) use of restricted shares in combination with stock options rather than in lieu of stock options (67% of Peer Group now grant restricted shares); and (viii) long-term incentive grant practices and compensation.
Long-Term Equity Incentives, page 15
COMMENT 10. We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn long term incentive compensation. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.
RESPONSE:
The omission of a quantitative discussion of the terms of the necessary targets to be achieved for the Company’s named executive officers to earn long-term incentive compensation was due to the fact that at the time of the filing of the Company’s Definitive Proxy Statement on Schedule 14A, the Board of Directors of the Company had not yet determined the individual targets. In the future, if the Company determines that the disclosure of such targets will not result in competitive harm, the Company will disclose such targets.
Certain Relationships and Related Transactions, page 24
COMMENT 11. Please provide a narrative discussion of your standards for evaluating related party transactions. See Item 404(b) of Regulation S-K
RESPONSE:
The Audit Committee of our Board of Directors has the following unwritten policies and procedures for the review and approval of related-party transactions. Under the policy, related-party transactions are defined as all transactions with related persons that are required to be reported under Item 404(a) of Regulation S-K, and “related person” generally means (i) any director or executive officer of the Company, (ii) any nominee for director, (iii) any immediate family member of a director or executive officer of the Company, or of any nominee for director, (iv) any security holder of the Company covered by Item 403(a) of Regulation S-K, and (v) any immediate family member of any such security holder of the Company covered by Item 403(a) of Regulation S-K.
The Audit Committee reviews the material facts of any related-party transaction and either approves or disapproves of the entry into the transaction. In the course of reviewing the related-party transaction, the Audit Committee considers whether (i) the transaction is fair and reasonable to the Company, (ii) under all of the circumstances the transaction is in, or not inconsistent with, the Company’s best interests, and (iii) the transaction will be on terms no less favorable to the Company than it could have obtained in an arms’ length transaction with an unrelated third party. If advance approval of a related-party transaction is not feasible, then the transaction will be considered and, if the Audit Committee determines it to be appropriate, ratified by the Audit Committee. No director may participate in the approval of a transaction for which he or she is a related party.
When a related-party transaction is ongoing, any amendments or changes are reviewed and the transaction is reviewed annually for reasonableness and fairness to the Company.
COMMENT 12. Please explain in each instance why it is a related party transaction. Also, disclose whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.
RESPONSE:
SPCP Group, LLC and SPCP Group III LLC
The transaction with SPCP Group, LLC and SPCP Group III LLC is a related party transaction because SPCP Group, LLC and SPCP Group III LLC were the holders of more than 5% of the Company’s common stock during the time the senior secured term loan and senior secured revolving credit facility with Silver Point Finance, LLC (an affiliate of SPCP Group, LLC and SPCP Group III LLC) existed. SPCP Group, LLC and SPCP Group III LLC each had a direct material interest in the transaction and the amount involved in the transaction exceeded $120,000. As noted on the Company’s Definitive Proxy Statement on Schedule 14A, SPCP Group, LLC and SPCP Group III LLC no longer hold more than 5% of the Company’s common stock.
Hewlett-Packard Financial Services Company and Affiliates
The transaction with Hewlett-Packard Financial Services Company is not a related party transaction. The heading in the Company’s Definitive Proxy Statement on Schedule 14A that referenced Hewlett-Packard Financial Services Company was incorrect; such heading should have read “ClearBlue Technologies (UK) Limited”. The transaction with ClearBlue Technologies (UK) Limited (“ClearBlue”) is a related party transaction because ClearBlue is controlled by the Company’s Chairman of the Board of Directors.

Atlantic Investors, LLC
The transaction with Atlantic Investors, LLC is a related party transaction because Atlantic Investors, LLC owns approximately 45% of the Company’s outstanding common stock. Some of the members of the Company’s management group also serve as members of the management group of Atlantic Investors, LLC and its affiliates. Specifically, Andrew Ruhan, Chairman of the Board of Directors, holds a 10% equity interest in Unicorn Worldwide Holdings Limited, a managing member of Atlantic Investors, LLC. Arthur Becker, the Company’s President and Chief Executive Officer and a member of the Board of Directors, is the managing member of Madison Technology LLC, a managing member of Atlantic Investors, LLC.
The Board of Directors of the Company determined that each of the transactions mentioned above were on terms at least as favorable to terms that the Company could have obtained from unaffiliated third parties.
If you have any questions with regards to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at or Thomas Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,

 /s/ James W. Pluntze

James W. Pluntze
Enclosures

Copy to:	Arthur Becker
Monique Cormier
Thomas B. Rosedale

Attachment A
Critical Accounting Policies
     The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. As such, management is required to make certain estimates, judgments and assumptions that it believes are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, allowance for doubtful accounts impairment of long-lived assets, goodwill and other intangible assets, stock-based compensation, impairment costs and income taxes. Management reviews its estimates on a regular basis and makes adjustments based on historical experiences, current conditions and future expectations. The reviews are performed regularly and adjustments are made as required by current available information. The Company believes these estimates are reasonable, but actual results could differ from these estimates.
     Revenue Recognition The Company derives its revenue from monthly fees for web site and internet application management and hosting, co-location services and professional services. Reimbursable expenses charged to customers are included in revenue and cost of revenue. Revenue is recognized as services are performed in accordance with all applicable revenue recognition criteria.
     Application management, hosting and co-location services are billed and recognized as revenue over the term of the contract, generally one to three years, based on actual customer usage. Installation fees associated with application management, hosting and co-location services are billed at the time the installation service is provided and recognized as revenue over the term of the related contract. Installation fees generally consist of fees charged to set-up a specific technological environment for a customer within a NaviSite data center. In instances where payment for a service is received in advance of performing those services, the related revenue is deferred until the period in which such services are performed.
     Professional services revenue is recognized on a time and materials basis as the services are performed for time and materials type contracts or on a percentage of completion method for fixed price contracts. The Company estimates percentage of completion using the ratio of hours incurred on a contract to the projected hours expected to be incurred to complete the contract. Estimates to complete contracts are prepared by project managers and reviewed by management each month. When current contract estimates indicate that a loss is probable, a provision is made for the total anticipated loss in the current period. Contract losses are determined as the amount by which the estimated service costs of the contract exceed the estimated revenue that will be generated by the contract. Historically, our estimates have been consistent with actual results. Unbilled accounts receivable represent revenue for services performed that have not been billed. Billings in excess of revenue recognized are recorded as deferred revenue until the applicable revenue recognition criteria are met.
     Existing customers are subject to initial and ongoing credit evaluations based on credit reviews performed by the Company and subsequent to beginning as a customer, payment history and other factors, including the customer’s financial condition and general economic trends. If it is determined subsequent to our initial evaluation at any time during the arrangement that collectability is not reasonably assured, revenue is recognized as cash is received as collectability is not considered probable at the time the services are performed.
     Allowance for Doubtful Accounts The Company performs initial and periodic credit evaluations of our customers’ financial conditions and generally do not require collateral or other security against trade receivables. The Company makes estimates of the collectability of our accounts receivable and maintains an allowance for doubtful accounts for potential credit losses. The Company specifically analyzes accounts receivable and considers historical bad debts, customer and industry concentrations, customer credit-worthiness (including the customer’s financial performance and their business history), current economic trends and changes in our customers’ payment patterns when evaluating the adequacy of the allowance for doubtful accounts. The Company specifically reserves for 100% of the balance of customer accounts deemed uncollectible. For all other customer accounts, the Company reserves for 20% of the balance over 90 days old (based on invoice date) and 2% of all other customer balances. Changes in economic conditions or the financial viability of the Company’s customers may result in additional provisions for doubtful accounts in excess of the Company’s current estimate. Historically, the Company’s estimates have been consistent with actual results. A 5% to 10% unfavorable change in our provision requirements would result in an approximate $X.X million to $X.X million decrease to income from continuing operations.
     Impairment of Long-lived Assets and Goodwill and Other Intangible Assets. The Company reviews its long-lived assets, subject to amortization and depreciation, for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Long-lived and other intangible assets include customer lists, customer contract backlog, developed technology, vendor contracts, trademarks, non-compete agreements and property and equipment. Factors the Company considers important that could trigger an impairment review include:
•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of the Company’s use of the acquired assets or the strategy of the Company’s overall business;

•	significant negative industry or economic trends;

•	significant declines in our stock price for a sustained period; and

•	our market capitalization relative to net book value.
     Recoverability is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If the undiscounted cash flows expected to be generated by the use and disposal of the asset are less than its carrying value, and therefore, impaired, the impairment loss recognized would be measured by the amount by which the carrying value of the assets exceeds its fair value. Fair value is determined based on discounted cash flows or values determined by reference to third party valuation reports, depending on the nature of the asset. Assets to be disposed of are valued at the lower of the carrying amount or their fair value less disposal costs. Property and equipment is primarily comprised of leasehold improvements, computer and office equipment and software licenses.
     The Company reviews the valuation of its goodwill in the fourth quarter of each fiscal year, or on an interim basis, if it is considered more likely than not that an impairment loss has been incurred. The Company’s valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. Management uses third party valuation firms to assist in its determination of the fair value of assets subject to impairment testing. The Company operates in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. If our assumptions used in preparing our estimates of the Company’s reporting unit(s)’ projected performance for purposes of impairment testing differ materially from actual future results, the Company may record impairment changes in the future and our operating results may be adversely affected. The Company completed its annual impairment review of goodwill as of July 31, 2007 and concluded that goodwill was not impaired. No impairment indicators have arisen since that date to cause us to perform an impairment assessment since that date. At January 31, 2008 and July 31, 2007, the carrying value of goodwill and other intangible assets totaled $XX.X million and $XX.X million, respectively. Historically, our estimates have been consistent with actual results.
     Impairment costs The Company generally records impairments related to underutilized real estate leases. Generally, when it is determined that a facility will no longer be utilized and the facility will generate no future economic benefit, an impairment loss will be recorded in the period such determination is made. As of January 31, 2008, the Company’s accrued lease impairment balance totaled approximately $X.XX million, all of which represents amounts that are committed under remaining contractual obligations. These contractual obligations principally represent future obligations under non-cancelable real estate leases. Impairment estimates relating to real estate leases involve consideration of a number of factors including: potential sublet rental rates, estimated vacancy period for the property, brokerage commissions and certain other costs. Estimates relating to potential sublet rates and expected vacancy periods are most likely to have a material impact on the Company’s results of operations in the event that actual amounts differ significantly from estimates. These estimates involve judgment and uncertainties, and the settlement of these liabilities could differ materially from recorded amounts. As such, in the course of making such estimates management often uses third party real estate professionals to assist management in its assessment of the marketplace for purposes of estimating sublet rates and vacancy periods. Historically, our estimates have been consistent with actual results. A 10% — 20% unfavorable settlement of our remaining liabilities for impaired facilities, as compared to our current estimates, would decrease our income from continuing operations by approximately $X.X million to $X.X million.
     Stock-Based Compensation Plans
     On August 1, 2005, the first day of the Company’s fiscal year 2006, the Company adopted the provisions of SFAS No. 123(R), “Share-Based Payment” which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors including employee stock options and employee stock purchases based on estimated fair values. In March 2005, the SEC issued SAB No. 107 relating to SFAS No. 123(R). The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R).
     SFAS No. 123(R) requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. SFAS No. 123(R) supersedes the Company’s previous accounting under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” As permitted by SFAS No. 123, the Company measured options, granted prior to August 1, 2005, as compensation cost in accordance with Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, were credited to equity.
     The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of August 1, 2005. In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R).
     Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest during the period, reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS No. 123 for the periods prior to August 1, 2005, the Company established estimates for forfeitures. Stock-based compensation expense recognized in the Company’s consolidated statements of operations for the three and six-month periods ended January 31, 2008 and 2007 included compensation expense for stock-based payment awards granted prior to, but not yet vested as of July 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and compensation expense for the stock-based payment awards granted subsequent to July 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).
In accordance with SFAS No. 123(R), the Company uses the Black-Scholes option-pricing model (“Black-Scholes model”). In utilizing the Black-Scholes model, the Company is required to make certain estimates in order to determine the grant-date fair value of equity awards. These estimates can be complex and subjective and include the expected volatility of the Company’s common stock, our divided rate, a risk-free interest rate, the expected term of the equity award and the expected forfeiture rate of the equity award. Any changes in these assumptions may materially affect the estimated fair value of our recorded stock-based compensation.
Income Taxes Income taxes are accounted for under the provisions of SFAS No. 109, “Accounting for Income Taxes,” using the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. SFAS No. 109 also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This methodology is subjective and requires significant estimates and judgments in the determination of the recoverability of deferred tax assets and in the calculation of certain tax liabilities. At January 31, 2008 and 2007, respectively, a valuation allowance has been recorded against the gross deferred tax asset since management believes that after considering all the available objective evidence, both positive and negative, historical and prospective, with greater weight given to historical evidence, it is more likely than not that these assets will not be realized. In each reporting period, the Company evaluates the adequacy of its valuation allowance on its deferred tax assets. In the future, if the Company is able to demonstrate a consistent trend of pre-tax income, then at that time management may reduce its valuation allowance, accordingly. The Company’s federal, state and foreign net operating loss carryforwards at January 31, 2008 totaled $X.X million, $X.X million and $X.X million, respectively. A 5% reduction in the Company’s current valuation allowance on these federal and state net operating loss carryforwards would result in an income tax benefit of approximately $X.X million for the reporting period.
     In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several tax jurisdictions. The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves for probable exposures. Based on the Company’s evaluation of current tax positions, the Company believes it has appropriately accrued for exposures.